

OFFERING MEMORANDUM

facilitated by



Lola Granola Bar

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Lola Granola Bar
State of Organization	NY
Date of Formation	08/23/2012
Entity Type	Corporation
Street Address	186 Mills Rd, North Salem NY, 10560
Website Address	Lolasnacks.com

(B) Directors and Officers of the Company

Key Person	Hernan Molina
Position with the Company Title First Year	 VP 2012
Other business experience (last three years)	**Ernie Molina** VP and Biz Develpment Responsibilities include managing & developing business within alternative channels, foodservice and retail nationally. Key accounts include, Google, Military Exchanges, DOT Foods, UNFI, KEHE, VIstar, Sysco, U.S. Foods, Canteen/FoodBuy, Walmart, Target, Costco, independents and chains, college/university, regional DSD's, and eCommerce. Work alongside & manage broker partners, distributors and distributor reps to successfully and strategically build new business while planning and extending current partnerships with retailers thru promotional support & numerous creative incentives. Attend trade shows, key account meetings, and category reviews while providing an authentic representation of the company's culture and business model. Provide excellent customer service to both new and current accounts with accurate follow up and clean communication.

Key Person	Mary Molina
Position with the Company Title First Year	 President 2012
Other business experience (last three years)	Mary Molina, founder and CEO of Lola Granola Bar, a passion project to feed her family and get their health back on track through good food and leaving a positive impact. Since then, it's bloomed into a delicious mission: love your guts through selfcare to improve overall health from your skin and cardiovascular health to brain function with probiotics and prebiotic snacks. Mary also teaches marketing and entrepreneurship to kids at underprivileged schools and collaborates with food banks to feed our friends and neighbors in need, two efforts that are near and dear to Mary's heart. Mary has a proven track record in innovation, entrepreneurship, concept validation, iteration, pivoting, scaling, branding, financial management, leadership, transparency, public speaking, board member, healthy living enthusiast.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Mary Molina	51%

(D) The Company's Business and Business Plan

Traction & Validation

Our products are perfect for the millions of Americans who are looking to address their nutritional needs with energy bars

- Our fast-paced lives and a newfound focus on gut health and immunity created a new need for fast, functional food (source & source). This high demand caused the energy bar market to balloon to $13.4 billion in 2020 (source). Add in America's increasing consumption of plant-based foods, and we believe we have the perfect combination to capitalize on this lucrative market (source). With Gut Health trending on social media, we believe more people are looking for ways to improve their gut health through healthy snacks and awareness (source).

4

- We have partnerships supplying HQ's of Nike, Goldman Sacs, Citi Bank and Bank of America, and we continue to expand into corporate catering opportunities. Recently added to the assortment of large convenience channel distributors, Lola Snacks now has access to over 15,000 locations covering convenience stores, hospitality, food service, and universities. We are currently in consideration at retailers nationally, such as GIANT and Food Lion, and regionally, such as 7/11.
- Our retail partners locations grow everyday, through our national distributors in the specialty, convenience, natural, and wholesale channels. Lastly, we are developing additional product lines to include new categories such as sugar-free.

We have the leadership and product to revolutionize functional snacks, all that's missing is you

Lola Snacks embodies the American Dream and the hope for a healthier tomorrow. Mary created these bars for her family, and her business acumen transformed them into a company that survived the pandemic and that is starting to corner a billion-dollar market. Our snacks can give millions a healthy, gut-friendly option, and with your investment, we can do that for billions more. Help us take the "BS" out of "IBS" and invest in Lola Snacks today.

We take the B.S. out of IBS.

LOLA SNACKS is on a mission to improve your gut's microbiome to boost immunity, giving you more energy through innovative food technology while still being delicious. What began in the Founder Mary Molina's kitchen, has relaunched post-pandemic and is now a rapidly scaling business disrupting the energy bar category. Elevating taste and nutrition standards, we create delicious probiotic and prebiotic, plant-based, gluten-free, and vegan energy bars. LOLA SNACKS is devoted to unlocking good gut health through simple convenient energy bars packed with enhanced ingredients like probiotics and prebiotics to help rebalance your guts for a better you. When it comes to being your best, there should be no obstacles – least of all an unhappy gut. Everything about the LOLA SNACKS has your health and the best results for your gut in mind; we want you to have the most innovative, conveniently healthy, gut supportive snacks for you and your family.

We know what it's like to not feel good, so we became the change we needed

Our company's story began out of necessity and turned into a passion project for our founder and mother of 5, Mary Molina. When her family hit hard times she began to rely on food assistance programs to feed her family. At the same time, her husband was trying to save money by eating off the dollar menu. This processed food wreaked havoc on her family's health, and later her husband developed gut health issues from antibiotics used before and after dental surgery. Mary and her husband tried every probiotic, yogurt, kefir, and even kimchi to resolve his gut health issues. Alas, nothing worked so Mary decided to tackle the problem on her own by working with probiotic manufactures to combined a spore-forming probiotic with her already vegan plant-based energy bars. Mary's friends, family, and neighbors took notice and started asking her if they were available in local stores, Lola Snacks was born.

Consumers are increasingly leaning towards plant-based options (source) to fill their snacking needs and because our probiotic energy bars don't require refrigeration, they're a great choice for snacking on the go, to get you through the day, and drastically boost gut health.

Reasons to Invest

- Lola Snacks has begun national distribution through 15,000 doors in convenience and food service. The global energy market size had a 2020 value of $13.4 billion, and more Americans are eating plant-based foods than ever ([source](#) & [source](#)).

- Lola Snacks are vegan plant based energy bars enhanced with a blend of probiotics and prebiotics to promote the health of your gut microbiome. Lola Snacks is a shelf-stable energy bar, allowing it to be sold in any grab and go setting.

- Lola Snacks reinvests in their community through inner-city youth mentoring programs and donating to anti-hunger programs.

Lola Snacks provides a better source of probiotics and prebiotics to improve gut health

- We understand the stress of trying to eat healthy, and know this problem is worse for the 72% of Americans who struggle with gut issues like IBS, Colitis, and Crohns (source). On average 60 to 70 million people are affected by all digestive diseases (source). We struggled with these issues too, so we created a line of simple, plant-based probiotic energy bars to power us through the day and improve our gut health.
- Lola Snacks replenish lost probiotics and nourish your gut's microbiome to aid digestion and support a healthy gut microbiome. Our customers love the taste of our bars and also claim our snacks improved the symptoms of their gut issues.

The Team

Mary Molina, CEO/President

Mary Molina, founder and CEO of Lola Granola Bar, a passion project to feed her family and get their health back on track through good food and leaving a positive impact. Since then, it's bloomed into a delicious mission: love your guts through selfcare to improve overall health from your skin and cardiovascular health to brain function with probiotics and prebiotic snacks. Mary also teaches marketing and entrepreneurship to kids at underprivileged schools and collaborates with food banks to feed our friends and neighbors in need, two efforts that are near and dear to Mary's heart. Mary has a proven track record in innovation, entrepreneurship, concept validation, iteration, pivoting, scaling, branding, financial management, leadership, transparency, public speaking, board member, healthy living enthusiast.

Ernie Molina, VP and Biz Development

Responsibilities include managing & developing business within alternative channels, foodservice and retail nationally. Key accounts include, Google, Military Exchanges, DOT Foods, UNFI, KEHE, VIstar, Sysco, U.S. Foods, Canteen/FoodBuy, Walmart, Target, Costco, independents and chains, college/university, regional DSD's, and eCommerce. Work alongside & manage broker partners, distributors and distributor reps to successfully and strategically build new business while planning and extending current partnerships with retailers thru promotional support & numerous creative incentives. Attend trade shows, key account meetings, and category reviews while providing an authentic representation of the company's culture and business model. Provide excellent customer service to both new and current accounts with accurate follow up and clean communication.

Joe Donato Jr., Director of Sales

Data-driven maverick using insight metrics to translate into actionable shelf strategy to grow Brands with the expertise they need for the next step on their journey. Extensive experience growing brands through supplier relationships and managing teams.

John Edelman, Board Member

Experienced Board Member with a demonstrated history of working in the design industry. Skilled in Modern Furniture, Retail, Textiles, Finish, and Renovation. Strong business development professional.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 4 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$60,000
Offering Deadline	May 26, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$200,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Inventory	$55,950	$186,500
Mainvest Compensation	$4,050.0000000000005	$13,500
TOTAL	$60,000.0	$200,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.5 - 5.0%[2]
Payment Deadline	2031-06-30
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 X 1.5 X
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.65%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.5% and a maximum rate of 5.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$60,000	1.5%
$95,000	2.4%
$130,000	3.2%
$165,000	4.1%
$200,000	5.0%

[3] To reward early participation, the investors who contribute the first $60,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $60,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Owners Common Stock
Number of Shares Outstanding	13,680,189
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Yes
How these securities differ from the revenue sharing notes being offered to investors	Common Stock

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Mary Molina	51%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Simplicity Financial	$38,000	0%		friends and family
SBA eidl	$207,000	3.75%	12/29/2028	
Stacy Sagowitz	$10,000	0%		friends and family
Susan Faria	$25,000	8%	05/05/2025	
Shane McCutchen	$94,553	0%		friends and family
Tom Clark	$27,992	0%		friends and family
Upside	$52,269	0%		friends and family
William Dryer	$91,666	0%		friends and family

(Q) Other Offerings of Securities within the Last Three Years

Start Engine Reg CF filing dated 2022-11-04 : Common Equity Offering raised $13,808.23

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

LOLA SNACKS is on a mission to improve your gut's microbiome through innovative food technology while still being delicious. A family-first story, Mary Molina created Lola Snacks during a time when her household of six was receiving food assistance.

Everything about LOLA SNACKS has your health and the best results for your gut in mind; we want you to have the most innovative, conveniently healthy, sustainable gut supportive snacks for you and your family.

What began in her kitchen has relaunched post pandemic and is now a rapidly scaling business disrupting the energy bar category; by elevating taste and nutrition standards, we create delicious probiotic + prebiotic plant based energy bars. Utilizing innovative ingredients, such as gluten-free and dairy-free probiotics, with no refrigeration required to nourish your stomach. LOLA SNACKS has been operational since August 2012 and the brand's current success is a resounding endorsement as an emerging leader in the bar space, with products available nationwide in over 3,000 doors across the natural and conventional grocery channels, convenience, food service, as well as e-commerce. Next on the horizon for LOLA SNACKS is a second expansion within the convenience and food service channels, growing distribution to 15,000 points over the next 12 months.

"Our products are resonating with consumers; and we believe that this growth phase with simultaneous distribution and velocity attests to that. We couldn't be more excited about the future of LOLA," says Molina.

CA Fortune joins LOLA SNACKS in its excitement, the full-service, privately held consumer brands agency with a national scope that works in natural, conventional, and online channels and looks forward in partnership with CA Fortune to grow to 15,000 points of distribution over the next 12 months. That's 400% in sales growth just in 2023!

Other challenges

LOLA SNACKS has had the following challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

- PANDEMIC

    o We were among the first companies to experience supply chain issues due to the pandemic. Our co-packer's workforce was decimated by the pandemic and as a result we missed several significant production runs resulting in PO cancellations and loss of distribution. We have rebuild our framework to reduce risk and maximize growth opportunities with leaders in the manufacturing space.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,663,333	$1,829,666	$1,957,742	$2,055,629	$2,117,297
Cost of Goods Sold	$931,466	$1,024,612	$1,096,334	$1,151,150	$1,185,684
Gross Profit	$731,867	$805,054	$861,408	$904,479	$931,613
EXPENSES					
Rent	$24,000	$24,600	$25,215	$25,845	$26,491
Utilities	$12,000	$12,300	$12,607	$12,922	$13,245
Salaries	$300,000	$329,999	$353,098	$370,752	$381,874
Insurance	$6,000	$6,150	$6,303	$6,460	$6,621
Repairs & Maintenance	$2,000	$2,050	$2,101	$2,153	$2,206
Legal & Professional Fees	$8,000	$8,200	$8,405	$8,615	$8,830
Marketing	$249,499	$255,736	$262,129	$268,682	$275,399
Operating Profit	$130,368	$166,019	$191,550	$209,050	$216,947

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$111,268.00	$94,486.00
Cash & Cash Equivalents	$4,296.00	$4,086.00
Accounts Receivable	$106,971.00	$29,941.00
Short-term Debt	$67,377.00	$83,513.00
Long-term Debt	$528,032.00	$508,690.00
Revenues/Sales	$203,717.00	$161,185.00
Cost of Goods Sold	$110,584.00	$85,228.00
Taxes Paid	$0	$0
Net Income	$10,599.00	$-196,892.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V